Exhibit 99.1

InterOil Corporation to Release Second Quarter 2016 Results on August 4

SINGAPORE and PORT MORESBY, Papua New Guinea, July 28, 2016 /PRNewswire/ -- InterOil Corporation (NYSE, POMSoX: IOC) today announced it will release its financial and operating results for the second quarter of 2016, before the market opens for trading on Thursday, August 4, 2016.

In light of the pending transaction with Exxon Mobil Corporation ("ExxonMobil"), InterOil will not hold a conference call in connection with the release of its quarterly results.

InterOil also announced that it has scheduled a Special Meeting to be held on September 21, 2016 for holders of common shares, options and restricted share units (collectively, "Securityholders") to consider the ExxonMobil transaction. Shareholders of record as of August 10, 2016 will be entitled to vote at the Special Meeting. Additional information about the ExxonMobil transaction will be provided to Securityholders in a Management Information Circular, which will be filed on SEDAR and mailed to Securityholders in due course. The foregoing process relating to the Special Meeting is subject to receipt of an interim order of the Supreme Court of Yukon.

About InterOil

InterOil Corporation is an independent oil and gas business with a sole focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licenses, all covering about 16,000km2. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor Contacts

Singapore	United States
David Wu Senior Vice President Investor Relations	Cynthia Black Investor Relations North America
T: +65 6507 0222 E: david.wu@interoil.com	T: +1 212 653 9778 E: cynthia.black@interoil.com

Media Contacts

Singapore	United States
Ann Lee Communications Specialist	James Golden/ Aaron Palash Joele Frank, Wilkinson Brimmer Katcher
T: +65 6507 0222 E: ann.lee@interoil.com	T: +1 212 355 4449 E: ioc-jf@joelefrank.com

Forward Looking Statements

This release includes "forward-looking statements". All statements, other than statements of historical facts, included in this release are forward-looking statements. Such forward-looking statements may include, without limitation, statements regarding the release InterOil's financial and operating results for the second quarter of 2016, the pending transaction with ExxonMobil, the holding of the Special Meeting, and the mailing of a Management Information Circular. These statements are based on the current belief of InterOil, as well as assumptions made by, and information currently available to InterOil. No assurances can be given however, that these events will occur. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of InterOil, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. These include in particular assumptions, risks and uncertainties relating to the receipt of an interim order with respect to the Special Meeting and other risk factors discussed in InterOil's management information circular dated June 24, 2016, its annual report for the year ended December 31, 2015 on Form 40-F and its Annual Information Form for the year ended December 31, 2015. InterOil disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable laws.

Legal Notice

None of the securities anticipated to be issued pursuant to the ExxonMobil transaction have been or will be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and any securities issued pursuant to the ExxonMobil transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

There can be no assurance that the transaction with ExxonMobil will occur. The ExxonMobil transaction is subject to certain approvals and the fulfillment of certain conditions, and there can be no assurance that any such approvals will be obtained and/or any such conditions will be met.